Five Oaks Investment Corp. c/o Oak Circle Capital Partners LLC 540 Madison Ave, 19th Floor New York, NY 10022 Tel: 212 257 5070

February 29, 2016

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Securities and Exchange Commission

Mail Stop 3233

Washington, D.C. 20549

Re:	Five Oaks Investment Corp.
Form 10-K for the fiscal year ended December 31, 2014, filed March 16, 2015 (“2014 10-K”)
Form 10-Q for the quarterly period ended September 30, 2015, filed November 9, 2015 (“September 10-Q”)
File No. 1-35845

Dear Ms. Monick,

This letter is submitted by Five Oaks Investment Corp. (the “Company”) in response to its discussion on February 19, 2016 with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Company’s 2014 10-K and September 10-Q. During such discussion, the Staff indicated that the 2014 10-K may be considered by the Staff to be “materially deficient” as a result of the inadvertent omission of certain early-stage financial statements.

The 2014 10-K as filed contained required financial statements for 2014 and 2013, but inadvertently omitted financial statements for the period from the commencement of the Company’s operations on May 16, 2012 to December 31, 2012 (the “2012 Commencement Financials”). The Company previously indicated to the Staff that it would voluntarily amend its 2014 10-K to include the 2012 Commencement Financials, in the spirit of cooperation with the Staff , and in recognition of its omission, but not because it believed its prior filing was materially deficient. The Company respectively submits that while the 2012 Commencement Financials should have been included in the 2014 10-K, the omission of such financials does not render the filing “materially deficient,” and the 2014 10-K should therefore be considered timely filed.

Jennifer Monick	2	February 29, 2016

Rule 12b-2 of the Securities Exchange Act of 1934, as amended, provides that “the term ‘material,’ when used to qualify a requirement for the furnishing of information as to any subject, limits the information required to those matters to which there is a substantial likelihood that a reasonable investor would attach importance in determining whether to buy or sell the securities registered.”

The Company commenced operations on May 16, 2012, and had only a limited scale of operations between such date and March 23, 2013, when it completed its initial public offering. As the table below indicates, total assets and net interest income for 2012 are not representative of the Company’s operations, as each measure consists of a fraction of later full-year measures (even annualization of the partial-year 2012 figures does not approach subsequent full-year levels).

	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014
Total assets	$ 97,100,000	$ 528,100,000	$ 2,922,200,000
Net interest income	$ 1,400,000	$ 14,200,000	$ 18,000,000

Additionally, as a result of the early stage of the Company in 2012, no trends that are meaningful to an investor can be plotted during the short year. Because of this, we respectfully submit that the 2012 Commencement Financials are materially limited in comparability with subsequent periods, and as a result, their inclusion would not (when considered in light of the 2012 information included in the 2014 10-K addressed below) provide additional useful information to investors.

Importantly, the Company observes that its 2014 10-K nonetheless sets out 2012 information in its MD&A discussion, in its description of its portfolio and indeed in its notes to the financial statements included in its 2014 10-K. In addition, the Company notes that the 2012 Commencement Financials were fully disclosed in the Company’s previous filings with the Commission (including in its Registration Statement on Form S-11 for its initial public offering, as well as its Annual Report on 10-K for the fiscal year ended December 31, 2013). As a result, such financials have long been assimilated by the market. Thus the Company does not believe that the inclusion of the 2012 Commencement Financials in the 2014 10-K would have changed the way an investor views the Company, nor would such inclusion have added to the “total mix” of information available to investors and potential investors (as such information had already been publicly disclosed on more than one occasion), thus supporting the Company’s view that their omission does not render the 2014 10-K “materially” deficient.

Jennifer Monick	3	February 29, 2016

Since the 2012 Commencement Financials are materially limited in comparability with subsequent periods, and have already been publicly disclosed, and have been excerpted in material part in the MD&A, in portfolio presentations and in the notes to the financial statements included in its 2014 10-K, the Company respectfully submits that a reasonable investor would not have attached importance to their inclusion in the 2014 10-K in determining whether to buy or sell the securities registered Indeed, the Company expressly noted the limited usefulness of such financials in various previous filings: for example, the Company made the following statement in its Annual Report on Form 10-K for the fiscal year ended December 31, 2013: “We completed our IPO and concurrent private placement in March 2013, and after the investment of the net proceeds of these offerings, our portfolio holdings were substantially larger for the year ended December 31, 2013 than for the year ended December 31, 2012, which materially affects the comparability of information between the two periods”. Similarly, the following statement of non-comparability was made in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013: “We completed our IPO and concurrent private placement in March 2013, and after the investment of the net proceeds of these offerings, our portfolio holdings were substantially larger for the three months ended September 30, 2013 than for the three months ended September 30, 2012, which materially affects the comparability of information between the two periods”. Further, the following statement of non-comparability was made in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013: “We commenced operations on May 16, 2012 and did not fully invest the proceeds from our 2012 private placement until July 31, 2012. Accordingly, the comparability of information as of June 30, 2012 is materially affected”. Finally, the Company makes the following statement of non-comparability when including a comparative discussion of 2013 and 2012 statements of operations data in its 2014 10-K (and a similar statement when presenting portfolio information at December 31, 2012 in its 2014 10-K): “We commenced operations on May 16, 2012 and did not fully invest the proceeds from our 2012 private placement until July 31, 2012. Accordingly, the comparability of information as of and for the period from May 16, 2012 (commencement of operations) to December 31, 2012 with the year ended December 31, 2013 is materially affected. We completed our IPO and concurrent private placement in March 2013, and after the investment of the net proceeds of these offerings, our portfolio holdings were substantially larger for the year ended December 31, 2013 than for the year ended December 31, 2012, which materially affects the comparability of information between the two periods”.

The Company also observes that the non-comparability of, and limited investor interest in, the 2012 Commencement Financials results from its substantially different pre-IPO investment guidelines (see Annex A which reflect negotiations with XL as the pre-IPO sponsor of the Company) that impose various investment restraints pending an IPO as contrasted with the investment guidelines adopted by the Company’s Board concurrently with its IPO (see Annex B) which removed essentially all of such investment restraints.

Jennifer Monick	4	February 29, 2016

The Company also notes that it intends to voluntarily amend the 2014 10-K to include the 2012 Commencement Financials. As a result, even if the Staff were to disagree with the Company’s conclusions, the Company respectfully submits that there would be no additional benefit to its stockholders from a determination that the 2014 10-K was “materially deficient” as a result of their omission. In fact, any conclusion that the 2014 10-K was materially deficient would result in the Company not being eligible to file new Form S-3 or Form S-8 registration statements and the loss of the availability of Rule 144. The Company respectfully asserts that the loss of its Form S-3 eligibility (as well as its S-8 eligibility and loss of availability of Rule 144) would negatively impact the financial condition of the Company and be of much larger detriment to the Company’s stockholders than the inadvertent omission of previously-disclosed financial statements that are materially limited in comparability with subsequent periods and have been fully assimilated by the market.

As a result of all of the foregoing, the Company respectfully submits that the 2014 Form 10-K should not be deemed “materially deficient.”

Thank you for your assistance regarding this matter. Please contact the undersigned at (212) 257-5073.

Sincerely,

/s/ David Oston

David Oston

Chief Financial Officer

Annex A

Pre-IPO Investment Guidelines

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in that certain Management Agreement, dated as of May , 2012, as may be amended from time to time (the “Management Agreement”), by and between Five Oaks Investment Corp. (the “Company”) and Oak Circle Capital Partners LLC (the “Manager”).

The following investment policies have been approved by the Board of Directors. The Board of Directors will review the Company’s investment portfolio and the Company’s compliance with these investment policies at each regularly scheduled meeting of the Board of Directors.

These investment policies may be amended, restated, modified, supplemented or waived by the Board of Directors (which after the Company Initial Public Offering must include a majority of the Independent Directors) without the approval of the Company’s stockholders.

Section 1. Definitions.

(a) The following terms shall have the meanings set forth in this Section 1(a):

“Associate” means, with respect to any Person, (i) any corporation or organization (other than the Manager or a Subsidiary of the Manager) of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities and (ii) any trust or other estate in which such Person has a substantial beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity.

“Borrowing” shall have the meaning set forth in Section 2(a)(1) hereof.

“Initial Fund Investment” shall mean the investment by Pre-IPO Investor of twenty five million dollars ($25,000,000) in the Corporation;

“NAV” shall mean the book value of the Company calculated in accordance with GAAP as of the close of business on any NAV calculation date.

“Non-Agency Securities” shall have the meaning set forth in Section 2(a)(2) hereof.

“Third Party Investor” shall mean any investor in the Company other than the Person that makes the Initial Fund Investment and the respective permitted successors and permitted assigns of such Person and any Person to whom the shares of stock of the Corporation owned by such Person are sold, transferred or otherwise assigned or any of their respective Affiliates or Associates.

“Weighted Average Life” shall be the weighted average life of a security as used to book such security in the Company’s portfolio accounting system.

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Section 2.

(a) Until such time as the Company admits the first Third Party Investor, the Company shall not:

1. engage in borrowing or other forms of leverage that involve exposure to loss (collectively “Borrowing”) in an aggregate amount greater than three times the initial equity of the Company; or

2. invest, directly or indirectly, more than thirty five million dollars ($35,000,000), in aggregate, in mortgage backed securities which are not issued or guaranteed by Ginnie Mae, Fannie Mae, Freddie Mac or the Federal Home Loan Banks (collectively “Non-Agency Securities”), measured at the time of investment.

(b) Until such time as the Company has consummated a Company Initial Public Offering, the Company shall not:

1. invest, directly or indirectly, more than ten percent (10%) of its NAV in aggregate in tranches of Non-Agency Securities other than the most senior tranche, measured at the time of the latest of such investments;

2. invest in tranches of securitizations that were originally rated lower than BBB;

3. invest more than twenty percent (20%) of its NAV in investments issued by a single issuer other than Ginnie Mae, Fannie Mae, Freddie Mac or the Federal Home Loan Banks. For the avoidance of doubt, ‘issuer’ shall refer to the legal entity that is the counterparty to the debt as opposed to the loan originator or guarantor;

4. make an investment with a current face value of less than two million dollars ($2,000,000) measured at the time of the investment;

5. acquire more than twenty five percent (25%) of any single tranche of a single mortgage backed security, measured at the time of investment; or

6. acquire a Non-Agency Security with a Weighted Average Life of greater than ten years or hold aggregate investments in Non-Agency Securities such that the Weighted Average Life in aggregate of such holdings of Non-Agency Securities exceeds six years.

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Annex B

Post-IPO Investment Guidelines

The following investment policies have been approved by affirmative resolution of the Board of Directors (the “Board”) of Five Oaks Investment Corp. (the “Company”) including by each of the “independent” (within the meaning below) directors of the Company. This version supersedes all earlier versions of the Company’s investment policies. The Board will review the Company’s investment portfolio and the Company’s compliance with these investment policies at each regularly scheduled meeting of the Board.

These investment policies may be amended, restated, modified, supplemented or waived by the Board (which must include a majority of the members of the Board who are not officers or employees of the Company’s manager, Oak Circle Capital Partners LLC (“OCCP”) or any affiliate thereof and who otherwise are “independent” in accordance with the rules of the New York Stock Exchange from time to time) without the approval of the Company’s stockholders.

1.	The Company shall not:

1.1.	make an investment that would cause the Company to fail to qualify as a “real estate investment trust” as defined under the United States Internal Revenue Code of 1986, as amended (a “REIT”);

1.2.	make an investment that would cause the Company to be regulated as an investment company under the United States Investment Company Act of 1940, as amended (the “Investment Company Act”).

2.	The Company shall invest in a portfolio of residential mortgage-backed securities, multi-family mortgage-backed securities, residential mortgage loans, mortgage servicing rights and other mortgage or real estate related investments.

3.	OCCP or any successor entity that the Company engages to be its manager, may invest the net proceeds of any future offerings of the Company’s securities in interest-bearing, short-term investments, including money market accounts and/or funds, that are consistent with the Company’s intention to qualify as a REIT and maintain exemption from registration under the Investment Company Act.

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